Contact

www.linkedin.com/in/ellieburnett-fashionindustry (LinkedIn)

Top Skills

Personnel Management
Customer Service
Leadership

Languages

English (Native or Bilingual)

Ellie Burnett

Creative Lead at LaneAxis
Los Angeles, California, United States

Summary

Ellie manages the Creative Department for LaneAxis from marketing initiatives to company branding. She manages designers, creates content, and runs all social platforms. Ellie creates strategies to engage users while creating designs to capture their attention. Ellie is also the lead planner for special events, conferences, and a multitude of company initiatives, including oversight of external vendors. In addition, Ellie launched her own brand at the end of 2020 and has partnered with FIDM, Glamnetic and Dollskill. With a degree in Business Management and Marketing, Ellie assisted the design department at Halston Heritage and partnered with the founder of beauty app MiaMia on marketing initiatives and company outreach. Ellie also has retail experience with such prestigious companies as COACH and Kate Spade & Company.

Experience

LaneAxis Virtual Freight Management

Creative Manager & Social Media Marketing Coordinator
April 2020 - Present (3 years 9 months)

BAD B

Founder & Chief Creative Officer
November 2020 - Present (3 years 2 months)
Los Angeles, California, United States

KARL KANI

Creative Design Assistant & Stylist
November 2019 - April 2020 (6 months)
Greater Los Angeles Area

MAGIC Trade show

Brand Ambassador
August 2019 - August 2019 (1 month)
Las Vegas, Nevada Area

Halston

Design Department Assistant

March 2019 - June 2019 (4 months)

Downtown LA

Track order placements and shipment of handbags.

Assist & create visual displays for photo shoots.

Research the current market and trends in fashion and pop culture.

Maintain and update swatch fabrics and handbag stock room.

Assist with mood boards, future color fabrics, and trends for upcoming collections.

Fabletics

Brand Ambassador

December 2018 - June 2019 (7 months)

Greater Los Angeles Area

MiaMia Beauty

Marketing & Brand Ambassador

April 2018 - October 2018 (7 months)

Greater Los Angeles Area

Assist the founder with presentations and help present them to beauty brands & salons.

Research new beauty trends and upcoming beauty brands to partner with.

Develop unique marketing ideas for company outreach.

Create postcards, mood boards, & power points for MiaMia.

Coach

Retail Marketing

June 2017 - October 2017 (5 months)

Los Angeles

• Achieved and maintained personal sales goals weekly.

• Ensured repeat and increased business via development of and outreach to new and

established clientele.

• Coordinated marketing plans via in store events, business professionals, etc.

Kate Spade & Company

Retail Marketing Muse

November 2015 - July 2017 (1 year 9 months)

Santa Monica CA

• Fostered a team environment by creating a focused, motivated, and inviting atmosphere.
• Established a strong client base to reach weekly goals.
• Worked with the visual team to deliver store excellence and overall presentation.

Charlotte Russe

Retail Sales Associate
February 2015 - December 2015 (11 months)
San Diego

• Maintained customer relations and handled customer service issues.
• Managed daily cash sales and returns.
• Organized floor displays and was responsible for overall presentation of the store.

Education

Fashion Institute of Design & Merchandising

Bachelor's Degree, Business Administration and Management, General · (2017 - 2019)

Fashion Institute of Design & Merchandising

Associate of Arts - AA, Merchandise & Marketing · (2015 - 2017)